UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 11-K

                               ------------------

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark one)

[X]  ANNUAL report pursuant to section 15(d) of the Securities Exchange Act of
     1934

     For Fiscal year ended December 31, 2006

                                       or

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act (No fee required)

             For the transition period from _________ to ___________

Commission file number 001-10533


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

         Rio Tinto plc, 6 St. James's Square, London, SW1Y 4LD, England

                    U.S. BORAX INC.
                    401(k) PLAN FOR HOURLY EMPLOYEES

                    FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                    AS OF DECEMBER 31, 2006 AND 2005
                    AND FOR THE YEAR ENDED DECEMBER 31, 2006

                    TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                                                                 U.S. BORAX INC.
                                                401(k) PLAN FOR HOURLY EMPLOYEES
                                                               TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            PAGE
                                                                            ----

Report of Independent Registered Public Accounting Firm                       4

Financial Statements:

     Statements of Net Assets Available for Benefits as of
       December 31, 2006 and 2005                                             6

     Statement of Changes in Net Assets Available for Benefits
       for the year ended December 31, 2006                                   7

     Notes to Financial Statements                                       8 - 17

Supplemental Schedule - Schedule H, Part IV, line 4i -
  Schedule of Assets (Held at End of Year) as of December 31, 2006      18 - 19

Signature                                                                    20

Exhibits                                                                     21

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the U.S. Borax Inc. 401(k) Plan for Hourly Employees.

                                               215 South State Street, Suite 800
                                                      Salt Lake City, Utah 84111
                                                        Telephone (801) 532-7444
                                                              Fax (801) 532-4911
                                                                www.tannerco.com
--------------------------------------------------------------------------------
[TANNER LC LOGO]


                                         REPORT OF INDEPENDENT REGISTERED PUBLIC
                                                                 ACCOUNTING FIRM

Plan Administrator
U.S. Borax Inc. 401(k) Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the U.S. Borax Inc. 401(k) Plan for Hourly Employees (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the U.S. Borax Inc. 401(k) Plan for Hourly Employees as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As described in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Tanner LC

Salt Lake City, Utah
June 29, 2007

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                                U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES
                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                    DECEMBER 31,
--------------------------------------------------------------------------------


                                                                   (AS RESTATED)
                                                            2006        2005
                                                       -------------------------
     ASSETS
     ------

Investments (at fair value)                            $39,227,723   $35,165,636
                                                       -------------------------

Receivables:
  Employee contributions                                    93,458       108,479
  Employer contributions                                    13,781        15,763
                                                       -------------------------

          Total receivables                                107,239       124,242
                                                       -------------------------

          Total assets                                  39,334,962    35,289,878

     LIABILITIES
     -----------

Excess contributions payable                                10,993        29,453
                                                       -------------------------

Net assets available for benefits (at fair value)       39,323,969    35,260,425

Adjustment from fair value to contract value for
  fully benefit-responsive investment contracts            225,578       154,489
                                                       -------------------------

Net assets available for benefits                      $39,549,547   $35,414,914
                                                       =========================

--------------------------------------------------------------------------------
See accompanying notes to financial statements.

                                U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                    YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Net appreciation in fair and contract values of investments      $ 1,605,385
    Interest and dividends                                             1,934,963
                                                                     -----------

          Total investment income                                      3,540,348
                                                                     -----------

Contributions:
  Employee                                                             2,638,806
  Employer                                                               368,364
                                                                     -----------

          Total contributions                                          3,007,170
                                                                     -----------

          Total additions                                              6,547,518
                                                                     -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                        2,088,796
  Transfer to the Rio Tinto America Inc. Savings Plan                    323,270
  Administrative expenses                                                    819
                                                                     -----------

          Total deductions                                             2,412,885
                                                                     -----------

Increase in net assets available for benefits                          4,134,633

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                   35,414,914
                                                                     -----------

  End of year                                                        $39,549,547
                                                                     -----------

--------------------------------------------------------------------------------
See accompanying notes to financial statements.

                                U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1.   DESCRIPTION OF          The following  brief  description of the U.S. Borax
     THE PLAN                Inc. 401(k) Plan for Hourly Employees (the Plan) is
                             provided  for general  information  purposes  only.
                             Participants  should refer to the Plan document and
                             summary   plan   description   for  more   complete
                             information.

                             GENERAL
                             The Plan is a defined contribution plan covering full-time hourly employees who are represented by or included in a collective bargaining unit of U.S. Borax Inc. and its affiliates (collectively, the "Company"), as defined in the Plan document. U.S. Borax Inc. is an indirect, wholly-owned subsidiary of Rio Tinto America Inc., which is an indirect, wholly-owned subsidiary of Rio Tinto plc (the Parent). The Plan is intended to be a qualified retirement plan under the Internal Revenue Code
                             (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

                             Effective January 1, 2005, eligible employees who are represented by Local 30-International Longshoremen's and Warehousemen's Union (Boron hourly employees) can participate in the Plan immediately after completing sixty days of continuous service.

                             Eligible employees who are represented by Local 20A-International Longshoremen's and Warehousemen's Union (Wilmington hourly employees) can participate in the Plan immediately upon employment.

                             CONTRIBUTIONS
                             Each year, participants may elect under a salary reduction agreement to contribute to the Plan. Contributions are limited by the IRC, which established a maximum contribution of $15,000 for the year ended December 31, 2006. Participant contributions are recorded in the period during which the amounts are withheld from participant earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

--------------------------------------------------------------------------------

                                U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------

1.   DESCRIPTION OF          CONTRIBUTIONS - CONTINUED
     THE PLAN                Effective  January 1, 2005,  Boron hourly employees
     CONTINUED               can  contribute  an amount not less than 1% and not
                             more than 30% of their eligible  compensation  on a
                             before-tax   basis  through   payroll   deductions.
                             Participants may also elect to make an after-tax contribution not less than 1% and not more than 30% of their eligible compensation. Total before-tax and after-tax contributions cannot exceed 30% of participants' eligible compensation.

                             The Company matches the Boron participants' contributions to the Plan at 30%, up to the first 5% of their eligible compensation. Matching contributions are recorded on the date the related participant contributions are withheld.

                             Wilmington hourly employees can contribute an amount not less than 1% and not more than 15% of their eligible compensation on a before-tax basis through payroll deductions. Participants may also elect to make an after-tax contribution not less than 1% and not more than 15% of their eligible compensation. Total before-tax and after-tax contributions cannot exceed 15% of participants' eligible compensation.

                             The Company matched the Wilmington participants' contributions to the Plan at 30%, up to the first 5% of their eligible compensation through June 16, 2005. Effective June 17, 2005, the Company matches the Wilmington participants' contributions to the Plan at 35%, up to the first 5% of their eligible compensation. Matching contributions are recorded on the date the related participant contributions are withheld.

                             PARTICIPANT ACCOUNTS
                             Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of the Plan's earnings, and is charged with withdrawals and an allocation of the Plan's losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

--------------------------------------------------------------------------------

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                                U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------


1.   DESCRIPTION OF          PARTICIPANT-DIRECTED OPTIONS FOR INVESTMENTS
     THE PLAN                Participants   direct  the   investment   of  their
     CONTINUED               contributions     and    the    Company    matching
                             contributions   into  various   investment  options
                             offered by the Plan. Investment options include a money market fund, common collective trusts, mutual funds, guaranteed investment contracts, synthetic guaranteed investment contracts and common stock of the Parent in the form of American Depository
                             Receipts (ADRs).

                             VESTING
                             Participants   are  immediately   vested  in  their
                             contributions and Company matching contributions plus actual earnings thereon.

                             PAYMENT OF BENEFITS
                             On termination of service due to death, disability, or retirement, participants or their beneficiaries may elect to receive lump-sum distributions or annual, semi-annual, quarterly or monthly installments in amounts equal to the value of the participants' vested interests in their accounts. Under certain circumstances, participants may withdraw their contributions prior to the occurrence of these events.

                             TRANSFERS
                             Along with the Plan, the Company also sponsors other 401(k) plans that cover represented employees. If employees are changed from union to non-union status during the year, their account balances are transferred from this Plan to the non-union plan. For the year ended December 31, 2006, transfers to the Rio Tinto America Inc. Savings Plan totaled $323,270.

2.   SUMMARY OF              BASIS OF PRESENTATION
     SIGNIFICANT             The  financial  statements  of the Plan  have  been
     ACCOUNTING              prepared on the accrual basis of accounting.
     POLICIES

--------------------------------------------------------------------------------

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                                U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------


2.   SUMMARY OF              USE OF ESTIMATES
     SIGNIFICANT             The preparation of the Plan's financial  statements
     ACCOUNTING              in conformity with accounting  principles generally
     POLICIES                accepted in the United  States of America  requires
     CONTINUED               Plan  management to make estimates and  assumptions
                             that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

                             ADOPTION OF NEW FINANCIAL ACCOUNTING STANDARD
                             In December 2005, the Financial Accounting Standards Board ("FASB") issued a Staff Position, ("FSP"), Reporting of Fully Benefit Responsive
                             Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined-Contribution Pensions Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in Plan financial statements. The FSP requires that investments in fully benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006, and must be applied retroactively to all prior periods presented. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006, and has restated the 2005 Statement of Net Assets Available for Benefits to present all investments at fair value, with the adjustment to contract value separately disclosed. The effect of adopting the FSP had no impact on the Plan's net assets available for benefits or changes in net assets available for benefits, as such investments have historically been presented at contract value. Refer to Note 3 for additional information related to the Plan's fully benefit-responsive investment contracts.


--------------------------------------------------------------------------------



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                                U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------


2.   SUMMARY OF              RISKS AND UNCERTAINTIES
     SIGNFIICANT             The Plan  provides for  investments  in  securities
     ACCOUNTING              that are exposed to various risks, such as interest
     POLICIES                rate,  currency  exchange rate,  credit and overall
     CONTINUED               market  fluctuation.  Due  to  the  level  of  risk
                             associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                             INVESTMENT VALUATION AND INCOME RECOGNITION
                             The Plan's investments in mutual funds are valued at quoted market prices, which represent the net asset value of units held by the Plan at year end. Plan investments in common stock are stated at fair value based on quoted market prices. The Plan's interest in the Dwight Stable Value Fund is valued based upon the market value of the underlying securities at quoted market value or quoted share prices. Participant loans are valued at their outstanding balances, which approximate fair value.

                             Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

                             The net appreciation (depreciation) in the fair value of investments which includes realized gains (losses) and unrealized appreciation (depreciation) on those investments is shown in the statement of changes in net assets available for benefits of the Plan.

                             PAYMENTS OF BENEFITS
                             Benefit payments are recorded when paid by the Plan.

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                                  Page 12 of 22

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                                U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------


2.   SUMMARY OF              ADMINISTRATIVE EXPENSES
     SIGNIFICANT             The  Company  pays the  majority  of the  costs and
     ACCOUNTING              expenses  incurred in  administering  the Plan. The
     POLICIES                Plan has  several  fund  managers  that  manage the
     CONTINUED               investments held by the Plan. During the year ended
                             December 31, 2006, the Company paid all investment management fees related to the Plan.

                             The investment management fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

                             PARTICIPANT LOANS
                             Participants  may  borrow  from  the  Plan  up to a
                             maximum of $50,000 or 50% of their account balances, whichever is less. Each loan is secured by the balance in the participant's account and bears interest at a rate commensurate with prevailing rates at the time funds are borrowed, as determined by the Plan Administrator. Loans originated during the year ended December 31, 2006 have interest rates set at prime plus one percent, and are reset quarterly.

--------------------------------------------------------------------------------

                                U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------


3.   FULLY BENEFIT           The Plan's  investments  include the Dwight  Stable
     RESPONSIVE              Value  Fund.   The  Dwight  Stable  Value  Fund  is
     INVESTMENT              invested   in  a  money   market   fund,   a  fully
     CONTRACTS               benefit-responsive common collective trust (the SEI
                             Stable Asset Fund), and fully benefit-responsive synthetic guaranteed investment contracts (GICs).

                             Synthetic GICs provide for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, issued by a third party, which are secured by underlying assets. The portfolio of assets underlying the synthetic GICs has an overall AAA credit quality and includes mortgages, fixed income securities and United States treasury notes and bonds.

                             The wrap contracts are obligated to provide an interest rate not less than zero. These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the fund. Realized and unrealized gains and losses are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

                             The contract or crediting interest rates for the GICs are typically reset quarterly and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting interest rates include each contract's portfolio market value, current yield-to-date maturity, duration, and market value relative to contract value.

                             These wrap contracts provide benefit withdrawals and investment exchanges at the full contract value of the synthetic contracts (principal plus accrued interest) notwithstanding the actual market value of the underlying investments (fair value plus accrued interest).
--------------------------------------------------------------------------------

                                U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------


3.   FULLY BENEFIT           Certain events may limit the ability of the Plan to
     RESPONSIVE              transact at contract value with the issuer of fully
     INVESTMENT              benefit-responsive   investment   contracts.   Such
     CONTRACTS               events include the following: (1) amendments to the
     CONTINUED               Plan documents  (including complete or partial plan
                             termination  or  merger  with  another  plan),  (2)
                             bankruptcy  of  the  Plan  sponsor  or  other  Plan
                             sponsor  events  (for  example,   divestitures   or
                             spin-offs of a subsidiary) that cause a significant
                             withdrawal from the Plan, or (3) the failure of the
                             trust to qualify for exemption  from federal income
                             taxes  or  any  required   prohibited   transaction
                             exemption  under  ERISA,   as  amended.   The  Plan
                             Administrator  does not believe that the occurrence
                             of any such  event,  which  would  limit the Plan's
                             ability  to  transact   at   contract   value  with
                             participants, is probable.

                             The contracts provide that withdrawals associated with certain events which are not in the ordinary course of fund operations, and are determined by the issuer to have a material adverse effect on the issuer's financial interest, may be paid at other than contract value.

                             Average  duration for all investment  contracts was
                             2.93 and 2.93 years at December 31, 2006 and 2005, respectively. Average yield data for all fully benefit - responsive investment contracts as of December 31, 2006 and 2005 was as follows:

                             AVERAGE YIELDS:                    2006    2005
                             ---------------------------------------------------
                             Based on actual earnings           5.04%   4.65%
                             Based on interest rate credited
                               to participants                  5.08%   4.71%

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                                  Page 15 of 22

                                U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------


4.   RELATED PARTY           Certain  Plan  investments  are  managed  by Putnam
     TRANSACTIONS            Investments,  the Plan  trustee,  therefore,  these
                             transactions    are    exempt     party-in-interest
                             transactions. Transaction fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

                             Transactions associated with Rio Tinto plc ADRs are considered exempt party-in-interest transactions because Rio Tinto plc is the parent of the Company. As of December 31, 2006 and 2005, the Plan held 13,357 and 12,956 shares, respectively, of common stock of Rio Tinto plc, with a cost basis of $1,617,230 and $1,288,479, respectively. During the year ended December 31, 2006, the Plan recorded dividend income of $103,869 related to this stock.

                             At December 31, 2006 and 2005, the Plan held loans from participants totaling $2,611,022 and $2,552,318, respectively. Loans to particpants, at cost, which approximates fair value, are at interest rates ranging from 5% to 10% and have maturities ranging from 2007 to 2015.

5.   INVESTMENTS             The  Plan's  investments  stated at fair value that
                             represent five percent or more of the Plan's net assets available for benefits as of December 31, 2006 and 2005 are as follows:

                                                              2006       2005
                                                           ---------   ---------

                             SEI Stable Asset Fund        $7,436,509  $7,710,657
                             Dodge & Cox Stock Fund        5,382,138   4,715,932
                             Putnam Voyager Fund           3,581,426   3,761,446
                             State Street Bank
                               Synthetic GIC               3,513,183   2,621,455
                             Monumental Life Insurance
                               Company Synthetic GIC       3,513,183   2,621,455
                             Rio Tinto plc American
                               Depository Shares           2,838,223   2,368,229
                             Participant Loans             2,611,022   2,552,318
                             Artisan Mid Cap Fund          2,600,333   2,436,109
                             Putnam S&P 500 Index Fund     2,314,472   2,158,749
--------------------------------------------------------------------------------

                                U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED
--------------------------------------------------------------------------------


5.   INVESTMENTS             During the year ended December 31, 2006, the Plan's
     CONTINUED               investments   (including   gains   and   losses  on
                             investments bought and sold, as well as held during the year) appreciated in value as follows:

                                 Mutual funds                        $   891,058
                                 Common stock                            381,673
                                 Common collective trusts                332,654
                                                                     -----------

                                 Net appreciation in investments     $ 1,605,385
                                                                     ===========

6.   PLAN                    Although it has not  expressed  any intention to do
     TERMINATION             so,  the  Company  has the right  under the Plan to
                             discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.


7.   INCOME TAX              The Internal  Revenue  Service has  determined  and
     STATUS                  informed  the Company by a letter  dated August 27,
                             2003, that the Plan and related trust were designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter;
                             however, the Plan Administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue
                             Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.   RECONCILIATION          The  following  is a  reconciliation  of net assets
     OF FINANCIAL            available   for   benefits  as   presented  in  the
     STATEMENTS TO           financial statements as of December 31, 2006 to the
     FORM 5500               Form 5500:

                                Net assets available for benefits
                                  as presented in the financial
                                  statements                       $ 39,549,547

                                Adjustment from fair value to
                                  contract value
                                  For fully benefit-responsive
                                  investment Contracts                 (225,578)
                                                                   ------------

                                Net assets available for benefits
                                  as presented in Form 5500        $ 39,323,969
                                                                   ============

--------------------------------------------------------------------------------

                                                                                    U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES
                                                                                          EMPLOYER IDENTIFICATION NUMBER: 98-0047580
                                                                                                                    PLAN NUMBER: 007
                                                                                                        SCHEDULE H, PART IV, LINE 4I
                                                                                            SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                                                                                   DECEMBER 31, 2006
------------------------------------------------------------------------------------------------------------------------------------

  (a)                 (b)                                     (c)                                         d)            (e)
PARTY IN                                                                                   NUMBER OF                  CURRENT
INTEREST       IDENTITY OF ISSUER                   DESCRIPTION OF INVESTMENT                UNITS       COST          VALUE
--------   ---------------------------   ----------------------------------------------   -----------    ----   --------------------

                                         MONEY MARKET FUND:
           Mellon Bank                   Mellon Bank - STIF Account                         25,806        **       $   25,806
                                                                                                                --------------------

                                         COMMON COLLECTIVE TRUSTS:
           SEI Investments               SEI Stable Asset Fund                                            **        7,436,509
   *       Putnam                        Putnam S&P 500 Index Fund                          62,267        **        2,314,472
                                                                                                                --------------------
                                                  Total Common Collective Trusts                                     9,750,981
                                                                                                                --------------------

                                         MUTUAL FUNDS:
           Dodge and Cox                 Dodge and Cox Stock Fund                           35,072        **        5,382,138
   *       Putnam                        Putnam Voyager Fund                               189,093        **        3,581,426
           Artisan                       Artisan Mid Cap Fund                               85,369        **        2,600,333
   *       Putnam                        Putnam International Equity Fund                   40,737        **        1,284,858
           PIMCO                         PIMCO Total Return Fund                           104,241        **        1,082,018
           Dreyfus                       Dreyfus Mid-Cap Value Fund                         24,867        **          797,737
   *       Putnam                        Putnam Small Cap Growth Fund CL Y                  41,928        **          933,743
           UAM Trust Company             UAM/ICM Small Company Fund                         19,338        **          722,659
           Morgan Stanley                MSIF Institutional International Equity Fund       28,689        **          590,413
                                                                                                                --------------------
                                                  Total Mutual Funds                                               16,975,325
                                                                                                                --------------------

------------------------------------------------------------------------------------------------------------------------------------

See accompanying report of independent registered public accounting firm.



                                                           Page 18 of 22

                                                                                    U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES
                                                                                          EMPLOYER IDENTIFICATION NUMBER: 98-0047580
                                                                                                                    PLAN NUMBER: 007
                                                                                                        SCHEDULE H, PART IV, LINE 4I
                                                                                            SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                                                                                           CONTINUED
                                                                                                                   DECEMBER 31, 2006
------------------------------------------------------------------------------------------------------------------------------------

  (a)                 (b)                                     (c)                                         d)            (e)
PARTY IN                                                                                   NUMBER OF                  CURRENT
INTEREST       IDENTITY OF ISSUER                   DESCRIPTION OF INVESTMENT                UNITS       COST          VALUE
--------   ---------------------------   ----------------------------------------------   -----------    ----   --------------------

                                         SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
           Monumental Life Insurance     Synthetic GIC, Dwight Managed Target
             Company                       2 F1 Cl B, no specified maturity date, 5.08%                   **      $ 1,981,755
           Monumental Life Insurance     Synthetic GIC, Dwight Managed Target
             Company                       5 F1 Cl B, no specified maturity date, 5.08%                   **        1,108,303
           Monumental Life Insurance     Synthetic GIC, Dwight Int Core Plus
             Company                       F1 Cl B, no specified maturity date, 5.08%                     **         423,125

           State Street Bank             Synthetic GIC, Dwight Managed Target
                                           2 F1 Cl B, no specified maturity date, 5.04%                   **        1,981,755
           State Street Bank             Synthetic GIC, Dwight Managed Target
                                           5 F1 Cl B, no specified maturity date, 5.04%                   **        1,108,303
           State Street Bank             Synthetic GIC, Dwight Int Core Plus
                                           F1 Cl B, no specified maturity date, 5.04%                     **          423,125
                                                                                                                --------------------
                                                  Total Synthetic Guaranteed
                                                    Investment Contracts                                            7,026,366
                                                                                                                --------------------

                                         COMMON STOCK:
   *       Rio Tinto plc ADRs            Common Stock                                       13,357        **        2,838,223
                                                                                                                --------------------

   *       Various participants          Participant loans (maturing 2007 to 2015
                                           at interest rates ranging from 5.0% to 10.0%)       499        **        2,611,022
                                                                                                                --------------------

                                                  Total Investments                                               $39,227,723
                                                                                                                ====================

* denotes a party-in-interest as defined by ERISA
** not required as investments are participant directed

------------------------------------------------------------------------------------------------------------------------------------
See accompanying report of independent registered public accounting firm.                                                         19


                                                           Page 19 of 22

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES



                                By:  /s/  Leah G. Cooper
                                   ------------------------------------------
                                   Name:  Leah G. Cooper
                                   Title: Vice President, Lease (RTM)

Date:  June 29, 2007

Exhibit        Description
-------        -----------

23.1           Consent of Tanner LC








                                 Page 21 of 22